

Henry Proegler · 3rd

Principal / CEO at Embassy

Austin, Texas · 500+ connections · **Contact info**

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Embassy Creative LLC

Texas A&M University –
Mays Business School

About

Henry loves turning ideas into reality. Although he didn't know it at the time, his career started when he was a 20-year-old student at Texas A&M. Henry asked his friends to give up every beverage except water for 10 days, and to donate the money saved to help dig clean water wells for communities in need. In 2010, he convinced Living Water International to create a job for him so he could take the 10 Days model to other campuses around the country. In the past four years, the 10 Days movement has reached thousands of students at more than 25 universities and raised nearly $400,000.

In the last two years, Henry has used his production, design, and marketing skills for other clients as well. He played a key role in branding and marketing Riot Studio's feature film Believe Me, including serving as producer of all behind the scenes content.

In January, Henry founded Embassy Creative, a full-service marketing and advertising agency rooted in the belief that the best way to expand a brand is by turning fans into ambassadors.



**Hello Neighbor - 10
Days 2014**

Activity

873 followers



So true Mr. Harlow! That being said, let me take a moment to introduce myself; my name is Henry Proegler and I'd love for you to give me money so we can "chat through some...

Henry commented

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Experience

Principal / CEO

Embassy Creative LLC

Jan 2015 – Present · 5 yrs 2 mos

Austin, TX

Embassy is a creative marketing and production agency based in Austin, TX, that believes the best way to expand your brand is by turning your fans into ambassadors.

Director of Advocacy

Living Water International

Feb 2010 – Present · 10 yrs 1 mo



 10 Days

Education

 **Texas A&M University - Mays Business School**
2005 – 2009

 **Texas A&M University**
Bachelor's Degree, Finance, General
2005 – 2009

Skills & Endorsements

Nonprofits · 22

 Endorsed by **Chelsie Noel Chan (Frank) and 3 others** who are highly skilled at this

 Endorsed by **4 of Henry's colleagues at Living Water International**

Social Media · 20

 Endorsed by **Virginia Wilson**, who is highly skilled at this

 Endorsed by **3 of Henry's colleagues at Living Water International**

Volunteer Management · 18

 Endorsed by **John Nadolski**, who is highly skilled at this

 Endorsed by **3 of Henry's colleagues at Living Water International**

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Recommendations

Received (1)　　Given (4)

 **Dan Roge**
Product Designer at Liberty Mutual Insurance
November 18, 2015, Henry worked with Dan in the same group

Henry has an amazing way of leading teams right where they need to be. Throughout working with him at Embassy I was consistently impressed by his ability to see a need and implement a solution that takes care of it for the client.

Accomplishments

1 **Project**
10 Days


Interests

 **99U**
2,091 members

 **Texas A&M University**
449,604 followers

 **Social Sessions, LLC**
8 followers

 **Austin | Area Startups**
1,682 members

 **Texas A&M University - Mays Bus...**
21,486 followers

Living Water International
275 members